Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
November 10, 2008
Via EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Emdeon Inc. Amendment No. 1
Registration Statement on Form S-1 (File No. 333-153451)
Ladies and Gentlemen:
          On behalf of Emdeon Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) of the Company, together with Exhibits, marked to indicate changes from the registration statement as originally filed with the Securities and Exchange Commission (the “Commission”) on September 12, 2008.
          Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from H. Christopher Owings, dated October 10, 2008 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.
          The Company has asked us to convey the following as its responses to the Staff:
Cover Page of Prospectus
1.	In your next filing, please disclose on the cover page of the preliminary prospectus a bona fide price range of the offered securities or if you do not plan to insert a range in your next amendment, please advise us as to when you will. Regardless, you must provide the number of shares being offered by you and the selling shareholders as this is not information that is allowed to be omitted pursuant to Rule 430A.

Emdeon Inc.

Response to Comment 1
     The Company has informed us that it will include a bona fide price range of the offered securities in a subsequent pre-effective amendment prior to distribution of a preliminary prospectus. The Company acknowledges that the number of shares being offered by it is not information that is allowed to be omitted pursuant to Rule 430A and has advised us that it will provide this information in a subsequent pre-effective amendment prior to distribution of a preliminary prospectus.
2.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.
Response to Comment 2
     The Company has informed us that it will complete the blank spaces that it is not entitled to omit under Rule 430A in a subsequent pre-effective amendment as soon as the applicable information is available. The Company understands that the Staff will need sufficient time to review the complete disclosure prior to any distribution of preliminary prospectuses.
3.	Please revise to identify only the lead or managing underwriters. See Item 501(b)(8) of Regulation S-K.
Response to Comment 3
     The Company has designated each underwriter listed on the cover page of the prospectus as a lead or managing underwriter for the offering. Accordingly, Item 501(b)(8) of Regulation S-K requires that each such underwriter be listed on the cover page of the prospectus.
4.	Please provide us copies of all graphics that you intend to use in your document.
Response to Comment 4
     The Company has included in Amendment No. 1 copies of all graphics it intends to use in its prospectus.
Industry and Market Data, page i
5.	Please provide independent supplemental materials, with appropriate markings and page references in your response, supporting all of the statements you make in the registration statement in reliance on the research, surveys and studies conducted by third parties and other publications. We may have additional comments once we have reviewed this information.

Emdeon Inc.

Response to Comment 5
     The Company has supplementally provided to the Staff materials supporting statements made in Amendment No. 1 in reliance on research, surveys and studies conducted by third parties and other publications. In accordance with Rule 418 of the Securities Act of 1933, as amended (the “Securities Act”), the Company requests that the supplemental information requested be returned promptly following the completion of the Staff’s review thereof.
6.	Please provide support for the statements throughout the registration statement that the company believes it occupies a leading market position or makes similar statements. For example, on page one of the prospectus, you indicate that the company generates “greater than 90% of our revenues from products and services where we believe we have a leading market position.”
Response to Comment 6
     The Company has supplementally provided to the Staff materials supporting statements made in Amendment No. 1 concerning the Company’s leading market positions. In accordance with Rule 418 of the Securities Act, the Company requests that the supplemental information requested be returned promptly following the completion of the Staff’s review thereof.
7.	We note disclosure indicating you have not independently verified any of the data from third-party sources appearing in the registration statement. Please delete any statements implying that you are not responsible for the disclosure in the registration statement.
Response to Comment 7
     The registration statement has been revised in response to the Staff’s comment. Please see page i of Amendment No. 1.
Prospectus Summary, page 1
8.	The summary section is intended to provide a brief overview of the key aspects of your offering. Currently, your summary is too long and repeats much of the information fully discussed in the body of your document. For example, you should remove or substantially shorten your disclosure regarding Our Company, Our Industry, Our Strengths and Our Strategy subsections. At a minimum, these and your other subsections should not repeat other disclosure in the summary, such as the amount of billing and administration-related expenditures, under-investment by providers, the inability of competitors to replicate your offerings and the discussion of the types of securities outstanding upon consummation of the reorganization transactions. The summary is only intended to provide a

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brief snapshot of the offering. See Instruction to Item 503(a) of Regulation S-K.
Response to Comment 8
     The registration statement has been revised to shorten and remove the repetition in the summary section in response to the Staff’s comment. Please see pages 1 through 4 of Amendment No. 1.
Corporate History and Organizational Structure, page 6
9.	Please revise to clearly and concisely describe the 2006 and 2008 transactions as well as the reorganization transactions. Consider including additional diagrams that describe the organizational structure before and after each of the transactions you have disclosed, including the type of ownership interests held at each step. This discussion also should explain the reasons for maintaining several classes of common stock and the strategic aims or benefits contemplated by your capital structure.
Response to Comment 9
     The registration statement has been revised in response to the Staff’s comment to clearly and concisely describe the 2006 Transaction and the 2008 Transaction, as well as the reorganization transactions. In addition, the Company has included diagrams illustrating the organizational structure of the Company immediately prior to the reorganization transactions and the organizational structure of the Company immediately following the reorganization transactions on pages 5 and 6 of Amendment No. 1. The Company has informed us that it believes the discussion of the types of securities to be outstanding upon consummation of the reorganization transactions is necessary to clearly describe the reorganization transactions and the Company’s post-offering capital structure. In response to the Staff’s Comment 8, however, the Company has revised the registration statement to shorten the description of the types of securities to be outstanding after the Offering in order to highlight the material terms of the Company’s post-offering capital structure. See pages 6 and 7 of Amendment No. 1.
     The Company believes the reasons why it will have both common stock with voting and economic rights and common stock with voting but no economic rights after the consummation of the reorganization transactions are explained in the discussion of the Company’s post-offering organizational structure on pages 38 and 39 of Amendment No. 1. The Company supplementally advises the Staff that the high vote/low vote capital structure contemplated in Amendment No. 1 is being implemented in order to ensure that the Company’s initial public offering complies with certain covenants contained in its credit agreements. The Company is seeking amendments to its credit agreements, which if obtained, would obviate the need for the high vote/low vote capital structure. The Company has advised us that, if it is successful in obtaining the amendments it seeks to its credit agreements prior to its initial public offering, it will change the contemplated capital structure to a single vote capital structure and will reflect this change in a

Emdeon Inc.

subsequent pre-effective amendment to the registration statement. If the Company is unsuccessful in obtaining the amendments to its credit agreements, it will disclose in a subsequent pre-effective amendment to the registration statement that it is implementing the high vote/low vote structure in order to ensure that the initial public offering complies with covenants in its credit agreements.
Risk Factors, page 17
Risks Related to our Business, page 17
“We face significant competition for our products and services”
10.	We note the disclosure in the first risk factor on page 17 that the company faces significant competition and that some of the company’s competitors may be larger and have greater financial resources than the company. However, in the summary description of the business on page one and in the description of the company’s business on page 76, we note that the company believes it is “uniquely positioned” to provide its services because the company’s competitors “lack the breadth and scale of our network” and that the company believes that 90% of its revenues come from transactions where it has “a leading market position.” In addition, we note the disclosure throughout the registration statement describing the company’s network as “ubiquitous.” Please revise the registration statement to reconcile these statements or advise us as to how they are consistent.
Response to Comment 10
     The Company has advised us that, while it faces significant competition for many of its individual product and service offerings, it does not believe that a single competitor offers a similarly expansive suite of products and services. In addition, the Company has informed us that, although it believes that none of the Company’s competitors possess a comparable scale of connectivity or breadth of solutions across the revenue and payment cycle, certain of the individual product and services markets in which the Company competes are intensely competitive because of the number of competitors within those markets and/or the fact that some competitors within those markets are entities that have greater financial resources than the Company, among other reasons. In response to the Staff’s comment, the Company has revised the competition risk factor to further explain these factors in Amendment No. 1. See page 16.
“We have a substantial amount of indebtedness which could affect our financial condition,” page 27
11.	In light of recent developments in the credit markets, please consider whether any revisions to the risk factors relating to the company’s indebtedness are necessary or to your discussion of liquidity in management’s discussion and analysis. In addition, please consider whether the risk factors should be placed in a more prominent position in this section.

Emdeon Inc.

Response to Comment 11
     The registration statement has been revised in response to the Staff’s comment. Please see pages 21 through 23 of Amendment No. 1.
“We are dependent on the continued service of key executives, the loss of any of whom could adversely affect our business,” page 28
12.	Please disclose the names of the members of the senior management team to whom this risk factor refers. In addition, please disclose the names of the “certain members” of the senior management team who are subject to employment agreements.
Response to Comment 12
     The registration statement has been revised in response to the Staff’s comment. Please see pages 27 and 28 of Amendment No. 1.
“We will be required to pay an affiliate of our Principal Equityholders and the EBS Equity Plan Members for certain tax benefits...,” page 30
13.	It is unclear from the disclosure what the specific risk to shareholders is of the payments due under the tax receivable agreement. Please revise the risk factor to clearly state the risk to shareholders.
Response to Comment 13
     The Company has advised us that it believes, as noted in the subject risk factor, the risks to shareholders stemming from the tax receivable agreements include the (i) significant amount of future cash payments the Company will be required to make under the tax receivable agreements, (ii) fact that the parties to the tax receivable agreements other than the Company will not be required to reimburse the Company for any payments made under such agreements if the tax benefits that gave rise to the payments are subsequently disallowed by the Internal Revenue Service and (iii) possibility that the Company may be required to defer payment on the tax receivable agreements, and bear interest on the deferred amounts, to the extent it is unable to make the payments required by the tax receivable agreements. The Company has revised the subject risk factor to more prominently display the risks to shareholders associated with the tax receivable agreements. See pages 30 and 31 of Amendment No. 1.
Organizational Structure, page 37

The Reorganization Transactions, page 37
14.	Please revise the registration statement to provide a brief description of why the company is engaging in the reorganization transactions, and why they have been structured as they are. Please also include a description of the business purpose underlying the Tax Receivable Agreement.

Emdeon Inc.

Response to Comment 14
     The registration statement has been revised in response to the Staff’s comment. Please see pages 38 and 40 of Amendment No. 1.
Capitalization, page 43
15.	Please revise to delete cash and cash equivalents from your tabular presentation. Capitalization generally includes long-term debt, stock and retained earnings. To the extent you believe the information is vital to an investor’s understanding of the business, you may include a discussion of cash in the liquidity and capital resources section of management’s discussion and analysis.
Response to Comment 15
     The registration statement has been revised in response to the Staff’s comment. Please see page 42 of Amendment No. 1.
Dilution, page 44
16.	We note your pro forma net tangible book value per share as of June 30, 2008 gives effect to the estimated impact of tax receivable agreements assuming the EBS Post-IPO Members exchange all of their EBS Units into newly issued shares. Please revise your table to show: (1) the pro forma net tangible book value per share before the effect of the tax receivable agreements, (2) the effect of the tax receivable agreements and (3) a subtotal before the change attributable to new investors.
Response to Comment 16
     The registration statement has been revised in response to the Staff’s comment. Please see page 43 of Amendment No. 1.
Unaudited Pro Forma Financial Information, page 46
17.	Please provide us with a detailed analysis of how you considered all of the factors of EITF Topic D-97 in your accounting for this transaction and concluding that affiliates of General Atlantic and H&F were deemed to be a collaborative group. Please include in your response your consideration of the minority interest held by H&F Continuing Members and the offering proceeds that will be used to acquire EBS Units.
Response to Comment 17
     The Company has advised us that it understands that the Staff, in EITF Topic No. D-97 (“D-97”), expressed the view that push-down accounting should be applied in circumstances in which a company becomes substantially wholly-owned as a result of a

Emdeon Inc.

series of related and anticipated transactions. In commenting on the meaning of “substantially wholly-owned,” D-97 elaborates by stating, “...the SEC staff believes that it is appropriate to aggregate the holdings of those investors who both “mutually promote” the acquisition and “collaborate” on the subsequent control of the investee company (the collaborative group).” The Staff, in D-97, further comments that “the SEC staff believes that a rebuttable presumption exists that any investor investing at the same time as or in reasonable proximity to the time others invest in the investee is part of the collaborative group with the other investor(s).” D-97 then identifies certain factors, which if present, should be considered in assessing whether the above referenced presumption can be rebutted. These factors (none of which are to be considered in isolation and each of which include respective subcomponents) are as follows:
•	Independence

•	Risk of Ownership

•	Promotion

•	Subsequent Collaboration
     With respect to the specific facts and circumstances of the 2008 Transaction in which a 48% interest in EBS Master was acquired from HLTH, each of the investor groups (i.e., General Atlantic and H&F) purchased its share of this 48% interest in EBS Master on February 8, 2008 (under the same securities purchase agreement). Accordingly, absent sufficient evidence to the contrary, D-97 requires that the presumption of the existence of a collaborative group should be applied to the 2008 Transaction. With respect to each of the above listed factors, the Company has advised us that it has concluded that some of the factors which may refute the presumption that a collaborative group existed at the time of the 2008 Transaction are present with respect to the investments by General Atlantic and H&F in the 2008 Transaction. However, the Company believes that limitations contained in the EBS Master LLC Agreement (which governs the relationship and rights of the investors with respect to their investment in EBS Master) concerning the sale or transfer of EBS Units (i.e., the Subsequent Collaboration criterion) and the ability to enter into certain transactions are sufficient to sustain the presumption of D-97 that the investors were acting as a collaborative group.
     Under the EBS Master LLC Agreement that was entered into in connection with the 2008 Transaction, each investor is free to exercise its voting rights in any and all member votes and no investor has disproportionate or special rights that are not available to other investors. However, the EBS Master LLC Agreement incorporates significant restrictions on either of the investor group’s ability to sell its interests in EBS Master. In particular, subject to limited exceptions, the sale or transfer of interests in EBS Master held by either investor group is prohibited for two years following the 2008 Transaction. After the expiration of this two year period, subject to limited exceptions, any sale or transfer is subject to a right of first refusal as well as certain “drag-along” and “tag-along” rights. In the case of the drag-along rights, the investor groups, acting together,

Emdeon Inc.

can cause the sale of the Company. In the case of the tag-along rights, either investor group may tag along in the sale of an interest in EBS Master by the other investor group based on their proportionate ownership interests. The effect of these tag-along rights is to further limit the sale of each investor group’s interest in EBS Master and the respective rewards of ownership associated with those interests.
     In addition, the EBS Master LLC Agreement contains certain “veto” rights, which requires the consent of each of the investor groups before entering into certain fundamental transactions, including (i) a sale or liquidation of EBS Master, (ii) the issuance of EBS Units or other securities that rank equal with or senior to EBS Units, (iii) acquisitions with aggregate consideration of in excess of $100 million and (iv) the incurrence of indebtedness in excess of certain thresholds.
     In response to the Staff’s comment regarding the Company’s consideration of the minority interest held by the H&F Continuing LLC Members and the acquisition of EBS Units from the H&F Continuing LLC Members with proceeds from the Offering, the Company notes that the sale to the Company of EBS Units by the H&F Continuing LLC Members is expected to occur after the completion of the Offering. The determination of whether a collaborative group existed was required to be made as of February 8, 2008 (the date of the purchase of the 48% interest from HLTH). Because the EBS Master LLC Agreement at that date included significant restrictions on the right to sell or transfer interests and enter into certain other fundamental transactions, the Company does not believe it is necessary to consider subsequent sales of EBS Units by investors.
18.	Please revise to disclose each component of both historical and pro forma stockholders’ equity. Your revised disclosures should also indicate the number of historical and pro forma authorized, issued and outstanding common shares.
Response to Comment 18
     The registration statement has been revised in response to the Staff’s comment. Please see page 46 of Amendment No. 1.
19.	We note a portion of the proceeds from the offering will be used to purchase additional membership interests in EBS Master from the H&F Continuing LLC Members and adjustments are proposed related to the creation of certain tax assets in connection with the offering and entering into tax receivable agreements. In this regard, the adjustments related to the tax receivable agreements appear to rely on the purchase of units from members using a portion of the offering proceeds. Please explain your basis for assuming EBS Posts IPO Members will exchange all of their EBS Units. Further, please expand the notes to your pro forma financial statements to disclose each of the components and related amount you have included in the calculation of the estimated impact of the tax receivable agreements.

Emdeon Inc.

Response to Comment 19
     In response to the Staff’s comment, the Company notes that, in preparing the pro forma financial information included in the registration statement, the Company did not assume that all EBS Post-IPO Members will exchange their EBS Units for common stock. The registration statement has been revised in response to the Staff’s comment to expand the notes to its pro forma financial information as requested. Please see page 49 of Amendment No. 1.
20.	Please clarify how you are recognizing the additional consideration that will be paid to unitholders for the 85% cash savings.
Response to Comment 20
     The Company has clarified how it will recognize the additional consideration that will be payable to unitholders for the 85% cash savings by enhancing the description of the pro forma adjustment in footnote 2 to the Unaudited Pro Forma Financial Information on page 49 of Amendment No. 1.
Use of Proceeds, page 27
21.	As a reminder, please note that once you have included complete pro forma financial statements showing all adjustment amounts, we will need sufficient time to review such information and may have additional comments. Specifically, please ensure that your disclosure clearly communicates the nature and amounts of the individual components comprising the adjustments.
Response to Comment 21
     The Company understands that, once included in the registration statement, the Staff will need sufficient time to review the complete pro forma financial statements showing all adjustment amounts.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54
22.	Please add here, and as appropriate to the “Business” description beginning on page 76, a description of the company’s recent acquisition of the patient statement business from GE Healthcare on September 29, 2008 as disclosed on the company’s website.

Emdeon Inc.

Response to Comment 22
     The registration statement has been revised in response to the Staff’s comment. Please see pages 54 and 55 of Amendment No. 1.
23.	We note the disclosure in the risk factor on page 23 that the company plans to offer services and products through an electronic payment vendor. Please add a discussion to the Management’s Discussion and Analysis of Financial Condition and Results of Operations that discusses this and other trends or developments that are reasonably likely to have an impact on the results of the company. See SEC Release No. 34-6835 (May 18, 1989) available at http://www.sec.gov/rules/interp/33-6835.htm.
Response to Comment 23
     The Company notes that the third and fourth paragraphs under the heading “Overview” on pages 53 and 54 of Amendment No. 1 and the disclosure under the heading “Our Revenue and Expenses” on page 55 of Amendment No. 1 each contain a discussion of company-specific and industry–wide trends that may affect the Company’s business. In response to the Staff’s comment, the Company has included in the registration statement a discussion of certain additional trends, including the potential impact of the Company’s plans to offer products and services through an electronic payment vendor, that may have an impact on its business and results of operations. See pages 53 and 54.
Results of Operations, page 61
24.	We note your discussions of revenues go one step beyond the segment level to include, as an example, claims management services and patient statement revenues. To improve the overall presentation, readability and to enhance the context of the information, please consider revising to include a cross reference in this section to segment footnote 22 in the financial statements.
Response to Comment 24
     The registration statement has been revised in response to the Staff’s comment. Please see footnote 3 to the table on pages 60 and 61 of Amendment No. 1.
Year Ended December 31, 2007 Compared to the Period from January 1, 2006 through November 15, 2006 (Predecessor) and the Period from November 16, 2006 through December 31, 2006 (Successor), page 64
25.	We note that your analysis of results for 2006 combines the results of the predecessor and successor companies. We do not accept a presentation and discussion of combined results of a predecessor and successor since this is prohibited by GAAP. You may include a pro forma discussion of the results of fiscal 2006 compared to actual fiscal 2007. In addition to

Emdeon Inc.

explaining the reasons for period-to-period differences, your pro forma analysis should explain how the pro forma presentation was derived, why you believe this presentation to be useful and any potential risks associated with using such a presentation. For example, the potential those pro forma results might not necessarily be indicative of future results. Additionally, unless your pro forma adjustments are limited in nature and easily understood through narrative disclosure, you may include within management’s discussion and analysis a pro forma income statement prepared in accordance with Article 11 of Regulation S-X for the year ended [December 31, 2006] [sic] to facilitate a period-to-period comparison. Pro forma presentations for periods prior to the most recent fiscal year are generally prohibited unless such a presentation would facilitate the three year analysis and that presentation was limited to items comprising gross margin.
Response to Comment 25
     In response to the Staff’s comment, the Company has advised us that it considered the pro forma presentation of the results of fiscal 2006 compared to fiscal 2005 suggested by the Staff. However, upon consideration of this potential alternative presentation, the Company continues to believe that a presentation of “combined” 2006 results of operations for the 2006 predecessor and successor periods better fulfills the stated purpose of management’s discussion and analysis of financial condition and results of operations which is to “...provide investors and other users information relevant to an assessment of the financial condition and results of operations of the registrant as determined by evaluating the amounts and certainty of cash flows from operations and from outside sources investors with the most meaningful information.” (Instruction 2 to Item 303(A) of Regulation S-K, emphasis added.)
     The Company believes the presentation of “combined” 2006 results of operations as opposed to a pro forma presentation of the results of operations for fiscal 2006 is more meaningful to investors for the following reasons:
•	The inclusion of a pro forma presentation of the results of fiscal 2006 compared to fiscal 2005 prepared in accordance with Article 11 of Regulation S-X (“Article 11”) would not provide investors with the information necessary to understand the Company’s results of operations. Article 11, as interpreted in the Staff’s Accounting Disclosure Rules and Procedures Training Manual, explicitly limits the presentation of pro forma information for periods prior to the most recent fiscal year to revenue and costs of operations. Article 11, as interpreted, would therefore preclude a pro forma presentation of interest, depreciation, and amortization expenses, each of which was materially affected by the 2006 Transaction.

•	With respect to the Company’s revenue and costs of service line items in its consolidated statement of operations, the presentation of “combined” 2006 results of operations approximates the presentation that would result from the application

Emdeon Inc.

•	of the requirements of Article 11 in preparing a pro forma presentation for fiscal 2006. Both revenue and costs of operations were minimally affected by the 2006 Transaction such that a pro forma presentation of those income statement line items would very closely resemble the mathematical combination of the 2006 predecessor and successor periods. The significant items affecting comparability of the 2006 predecessor and successor periods were the corporate allocation charge from HLTH to the Company during the period ended November 15, 2006 and the impact on deferred revenue arising from the 2006 Transaction. Both of these items and their impact on the 2006 predecessor and successor periods are described beginning on page 56 of Amendment No. 1 under the heading “Significant Items Affecting Comparability.”

•	The Company believes the discussion under the caption “Significant Items Affecting Comparability” beginning on page 56 of Amendment No. 1 adequately discusses the effect of the change in basis on the Company’s financial condition and results of operations that resulted from the 2006 Transaction.
     In response to the Staff’s comment, the registration statement has been revised to include additional disclosure of the reasons why the Company is using a “combined” 2006 presentation of its results of operations and to include disclosure indicating that the “combined” 2006 presentation may not be indicative of future results. Please see page 61 of Amendment No. 1.
Liquidity and Capital Resources, page 70
26.	We note the disclosure on page 70 that the company intends to use the proceeds from the offering “for working capital and general corporate purposes.” Please also disclose that the company intends to purchase units of EBS Master from affiliates with the proceeds of the offering.
Response to Comment 26
     The registration statement has been revised in response to the Staff’s comment. Please see page 70 of Amendment No. 1.
Business, page 76
27.	Throughout this section, we note instances where the company has described itself as “uniquely positioned” to provide a service or enter into a market. In each instance, please disclose why the company believes its position is unique.
Response to Comment 27
     The registration statement has been revised in response to the Staff’s comment. Please see pages 76, 80, 83 and 85 of Amendment No. 1. The Company has informed us that it believes that by indicating that its network is the single greatest point of connectivity in the U.S. healthcare system, it has already described why it is uniquely

Emdeon Inc.

positioned to leverage its platform to drive the adoption of new products and services. See the paragraph entitled “Leveragable Platform for Future Growth” on page 84 of Amendment No. 1.
Executive Compensation, page 102
28.	We note that you discuss the elements of compensation that were paid to your named executive officers in 2007. Please also discuss the elements of compensation that are relevant to what you expect to pay to your named executive officers in 2008 and discuss whether, as a result of becoming a public company, you anticipate changing any element of compensation, either in form or amount.
Response to Comment 28
     The registration statement has been revised in response to the Staff’s comment. Please see page 104 of Amendment No. 1.
29.	Please include in this section a discussion of the compensation that may be payable to the named executive officers as a result of the Tax Receivable Agreement, including whether the board will consider such payments in determining compensation for future years.
Response to Comment 29
     The registration statement has been revised in response to the Staff’s comment. Please see page 106 of Amendment No. 1.
Annual Cash Bonuses, page 104
30.	We note the disclosure on page 104 that the performance measures were calculated in the same manner as reported in the company’s financial statements “except for the effect of certain unusual one-time expenses” disregarded by the board. Please specify what these one-time expenses were and also disclose the impact excluding such items had on the amount of the annual cash bonuses paid to the named executive officers.
Response to Comment 30
     The registration statement has been revised in response to the Staff’s comment. Please see page 105 of Amendment No. 1.
Summary Compensation Table, page 106
31.	Please revise the Summary Compensation Table to add a column with the heading “Bonus.” Please disclose in that column the discretionary bonuses paid to each of the named executive officers in 2007 instead of including those amounts in the column “All Other Compensation.”

Emdeon Inc.

Response to Comment 31
     The registration statement has been revised in response to the Staff’s comment. Please see page 107 of Amendment No. 1.
32.	You should provide compensation disclosure for an additional executive officer. Item 402(a)(3)(iii) of Regulation S-K requires disclosure for your three most highly compensated executive officers other than your principal executive officer and principal financial officer who were serving as executive officers at the end of the completed fiscal year.
Response to Comment 32
     The Company has advised us that it considered the requirements of Item 402(a)(3)(iii) of Regulation S-K in preparing its compensation disclosure. The Company notes that, other than its principal executive officer and principal financial officer, it has only three executive officers, Messrs. Hardin, Stuart and Stevens. Compensation disclosure for Messrs. Hardin and Stuart is included in the registration statement. Compensation disclosure for Mr. Stevens was not included in the registration statement because Mr. Stevens joined the Company in July 2008 and did not receive compensation from the Company during fiscal 2007, which is the year for which compensation disclosure is required to be included in the registration statement.
Grants of Plan-Based A Awards in 2007, page 107
33.	Given that the awards set forth beneath the “Estimated Future Payouts Under Equity Incentive Plan Awards” appear to be based on a vesting schedule and do not include a component intended to serve an incentive for performance to occur over a specified period of time, it appears that these grants should be included in the “All Other Stock Awards” column with the related aggregate grant date fair value column. See the definition of “incentive plan” in Item 402(a)(6)(iii) and (d) of Regulation S-K.
Response to Comment 33
     The registration statement has been revised in response to the Staff’s comment to clarify that the Grant A Awards are not incentive plan awards and accordingly the column name has been changed to “All Other Equity Awards.” Please see page 108 of Amendment No. 1.
34.	Please disclose each grant of an award on a separate line in the table. See Instruction 1 to Item 402(d) of Regulation S-K.
Response to Comment 34
     The registration statement has been revised in response to the Staff’s comment. Please see page 108 of Amendment No. 1.

Emdeon Inc.

Outstanding Equity Awards at December 31, 2007, page 108
35.	The disclosure for this table and the Equity Awards Exercised and Vested table indicate that the market value of the Grant A Units is not determinable, yet you have included a grant date fair value of Grant A Units on page 107 and on page 105 you indicate that the Grant A Units will be converted based on the price of Class A common stock in the offering. Please revise this table to include the value of the awards.
Response to Comment 35
     The registration statement has been revised in response to the Staff’s comment to include the fair value of Grant A Units as of December 31, 2007 in the footnotes to the “Outstanding Equity Awards” and “Equity Awards Exercised and Vested” tables. Please see pages 109 and 110 of Amendment No. 1.
Principal and Selling Stockholders, page 112
36.	Please identify the members of the H&F investment committee.
Response to Comment 36
     The registration statement has been revised in response to the Staff’s comment. Please see footnote 8 on page 118 of Amendment No. 1.
37.	Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter. Please revise as appropriate.
Response to Comment 37
     The selling stockholders have advised us that none of the selling stockholders is a broker-dealer and that H&F Harrington AIV II, L.P. (“H&F AIV”) is the only selling stockholder that is affiliated with any broker-dealer. H&F AIV has represented in the prospectus in footnote 13 under the caption “Principal and Selling Stockholders” on page 118 of Amendment No. 1, that it purchased the shares being registered for sale in the ordinary course of business and that, at the time of the purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Accordingly, the Company has informed us that it does not believe that H&F AIV should be identified in the prospectus as an underwriter.
38.	We note that you have not yet provided the amount of securities to be sold by the selling stockholders. However, based on the offering of the securities by General Atlantic and H&F and their related entities and their relationship to the company, please advise us why you have not

Emdeon Inc.

identified those parties as underwriters as defined in Section 2(a)(11) of the Securities Act of 1933. We may have further comment.
Response to Comment 38
     The Company has advised us that, it believes that none of the General Atlantic Equityholders nor the H&F Equityholders are, nor should they be deemed to be, statutory underwriters in respect of this offering. As set forth in greater detail below, the Company’s view is based upon the fact that none of the Principal Equityholders is in the business of underwriting securities (and the Company and the selling stockholders have engaged investment banks to underwrite the offering), upon the circumstances surrounding the acquisition of each Principal Equityholder’s interests in the business of the Company, upon the length of time that each of the Principal Equityholders has held its interests in the business of the Company, and because under the circumstances the Principal Equityholders should not be deemed to be acting as a conduit for the issuer.
     The acquisition by the Principal Equityholders of their interest in the Company’s business in the 2006 Transaction and the 2008 Transaction was for investment purposes and not with a view to distribution. Based on the anticipated timing of the offering, the General Atlantic Equityholders will have held such interests continuously for over two years, in the case of the interest acquired in the 2006 Transaction, and the Principal Equityholders will have held such interests continuously for over 10 months, in the case of the interests acquired in the 2008 Transaction. The offering represents the first time that the Principal Equityholders will dispose of any such interests. As such, the Principal Equityholders should not be regarded as a conduit for the Company’s securities.
     While the Class A common stock to be sold by the General Atlantic Equityholders and certain of the H&F Equityholders in the offering will be received by them in the reorganization transactions immediately preceding the offering, the reorganization transactions represent an internal restructuring of the entities that hold the Company’s business and do not involve any capital-raising activities. The Principal Equityholders will not be making a new investment in the Company’s business in connection with the reorganization transactions.
     The Principal Equityholders are not in the business of underwriting securities and, as noted in the registration statement, the Company and the Principal Equityholders have engaged a syndicate of major investment banks to act as underwriters for the offering on a “firm commitment” basis. In addition, none of the Principal Equityholders has acted or is acting as a conduit for the Company in the distribution of any securities and each has borne full risk of loss of its investment in the Company since the interests were acquired.
     The Company acknowledges that each of the Principal Equityholders is an affiliate of the Company and, to the extent disclosed in the registration statement, plans to sell shares of Class A common stock in the offering. However, the Company does not believe that these facts should result in a conclusion that any Principal Equityholder is a statutory underwriter in respect of the offering, an analysis that the Company believes is consistent with statutory and regulatory guidance with respect to the definition of

Emdeon Inc.

“underwriter” under the Securities Act and consistent with the Commission’s published guidance on this question, including Item 29; Rule 415; Form S-3 of Section D of the Commission’s Manual of Publicly Available Telephone Interpretations (July 1997) (which includes, in the context of assessing the availability of Form S-3 for purported secondary offerings, discussion of factors relevant to determining whether selling shareholders are actually underwriters selling on behalf of an issuer).
Director Compensation, page 110
39.	Please disclose the compensation to be paid to the members of the board of directors after the consummation of the offering.
Response to Comment 39
     The registration statement has been revised in response to the Staff’s comment to indicate that the Company will adopt a compensation program for outside directors in connection with the Offering. The Company has advised us that it will disclose the specific amounts of compensation to be paid to outside directors under this program in a subsequent pre-effective amendment to the registration statement once such amounts have been determined. Please see page 111 of Amendment No. 1.
Certain Relationships and Related Transactions, page 117
40.	Please disclose whether the transactions and agreements with related persons were comparable to terms you could have obtained from unaffiliated third parties. If not, please discuss any discounts to you or your related persons.
Response to Comment 40
     In response to the Staff’s comment, the Company has revised the registration statement to include a statement under the heading “—Agreements with HLTH Corporation and its Affiliates” discussing the nature of the terms of these arrangements. See pages 123 and 124 of Amendment No. 1. The Company notes supplementally that each of the Fifth Amended and Restated EBS Master LLC Agreement, the Stockholders Agreement, the Tax Receivable Agreements, General Atlantic’s and H&F’s Investment and Use of Proceeds and Indemnification Agreements are the types of agreements that are not available from unaffiliated third parties and, by their nature, are related party agreements.
Tax Receivable Agreements, page 120
41.	Please disclose the amount of consideration provided by General Atlantic and H&F and their affiliates in connection with the 2006 and 2008 transactions, including the amounts of indebtedness that the company will retain. Also disclose the amount of proceeds H&F related entities will

Emdeon Inc.

receive from your purchase of EBS Units with the proceeds from the offering relative to their initial investment, and disclose the value of the interests that General Atlantic and H&F and their affiliates will retain through ownership of your common stock based on the midpoint of the initial public offering price.
Response to Comment 41
     The registration statement has been revised in response to the Staff’s comment. Please see page 123 of Amendment No. 1.
Underwriting, page 134
42.	We note the disclosure on page 137 regarding the directed share program. Please disclose whether shares offered pursuant to this program will be subject to the lock-up agreements.
Response to Comment 42
     The registration statement has been revised in response to the Staff’s comment. Please see page 139 of Amendment No. 1.
Report of Independent Registered Public Accounting Firm, page F-2
43.	We note the preface stating an opinion in the form provided will be issued upon completion of the reorganization described in Note 1. Please remove the preface prior to effectiveness.
Response to Comment 43
     The Company has informed us that it acknowledges that the preface stating that an opinion in the form provided will be issued upon completion of the reorganization described in Note 1 must be removed prior to effectiveness.
Consolidated Statements of Operations, December 31, 2007, page F-4
44.	We note you generate revenue from both the sales of products and services. To the extent material, please separately present product and service revenues and related costs. Reference is made to Rule 5-03(1) and (2) of Regulation S-X.
Response to Comment 44
     The Company has informed us that less than 10% of its consolidated revenues for the six-month period ended June 30, 2008 were derived from the sale of “tangible products” as that term is used in Rule 5-03(b)(1) and (2) of Regulation S-X. With the exception of the line items in the Company’s Consolidated Statement of Operations, “Revenue” and “Cost of operations,” no other line item specified in Rule 5-

Emdeon Inc.

03(b)(1) and (2) of Regulation S-X exceeds 10% of the total. The Company has informed us it believes such other line items are therefore not required under the requirements of Rule 5-03(b)(1) and (2) of Regulation S-X.
Consolidated Statements of Shareholders’ Equity, page F-5
45.	Please explain to us your adjustment to paid-in capital to reflect carryover basis of minority interests including how the amount was derived and as appropriate clarify your disclosure.
Response to Comment 45
     The Company has informed us that the adjustment represents the excess of the equity contribution by the General Atlantic Equityholders as part of the 2006 Transaction over the predecessor basis. Please see Annex A to this letter for the calculation of this adjustment. The registration statement has been revised in response to the Staff’s comment to include a new line item in the Company’s Consolidated Statement of Shareholders’ Equity entitled “Excess of fair value over predecessor basis of minority interests.” Please see page F-5 of Amendment No. 1.
Notes to Consolidated Financial Statements, December 31, 2007
Note 1. Organization, page F-7
46.	You disclose that the reorganization transactions that occurred in 2008 were accounted for as a transaction between entities under common control for accounting purposes. Please clarify your basis for determining common control existed. See paragraph 3 of EITF 02-5. If common control did exist, please tell us what consideration you gave to determining whether a minority interest was acquired. Lastly, it appears the minority ownership in EBS Master changed, as a result of the reorganization, from 34.23% after the “2008 Transaction” to 22.58%. Please explain whether this change represented a change in ownership. Refer to paragraph 6 of FTB 85-5.
Response to Comment 46
     The Company has informed us that it has revised the registration statement on page F-8 in response to the Staff’s comment to clarify that the reorganization transactions are being accounted for in a manner similar to the accounting used for a transaction between entities under common control. All of the entities that are taking part in the reorganization transactions are not under common control. FTB 85-5 has been applied by analogy, however, as the reorganization transactions involve an identical ownership exchange among the entities. As the Staff states in its comment, the minority interest in EBS Master will decrease as a result of the reorganization transactions to 22.58%. However, this reduction in minority interest results from the exchange by certain H&F Equityholders of EBS Units for shares of the Company’s Class B Common Stock, which given the fact that the Company is a holding company means these H&F Equityholders will hold an equivalent interest in the Company on a pre- and post-reorganization transaction basis as illustrated in Annex B to this letter. Accordingly, the economic interests of all parties to the transaction are identical both before and after the reorganization transactions.

Emdeon Inc.

47.	You disclose that there were identical ownership exchanges among entities under common control. Please illustrate by showing us the entities and percentage interest in EBS Master before and after the reorganization and exchange of units for shares of Emdeon. For example, we note the units held by H&F Harrington AIV I, L.P. are held by different entities after the reorganization. Please tell us if the partners in H&F Harrington AIV I, L.P. are the same as the partners in the new entities receiving the units. Also, please tell us if there was any consideration to H&F Harrington AIV I, L.P. for the distribution of its interests in EBS Master to Hellman & Friedman Investors VI, L.P. and H&F Harrington, Inc.
Response to Comment 47
     Please see Annex B to this letter for the organizational structure and ownership interests in EBS Master both before the reorganization transactions and after the reorganization transactions that will occur before the registration statement is declared effective. In response to the Staff’s comment, the Company notes that the entities that will receive H&F Harrington AIV I, L.P.’s interest in the Company in the reorganization transactions will be (i) Hellman & Friedman Investors VI, L.P., H&F Harrington AIV I, L.P.’s general partner and (ii) H&F Harrington AIV II, L.P., an entity which has the same general partner as H&F Harrington AIV I, L.P. No consideration will be paid to H&F Harrington AIV I, L.P. for the distribution of its interests in EBS Master in the reorganization transactions.
Note 2. Summary of Significant Accounting Policies, page F-9
Goodwill and Intangible Assets, page F-11
48.	We note customer relationships are amortized over 10 to 20 years. Please explain how you determined the useful lives of your customer relationships. Include in your response historical experience with these customers and advise us if you have any long term contracts with your customers that support your extended amortization periods. Further, please tell us what consideration was given to using an accelerated method of amortization in allocating the cost of the customer relationship to the periods that will benefit from the relationship.
Response to Comment 48
     The Company has informed us that it estimated the useful lives of the customer relationship intangible assets based on the average contract attrition rate and the period necessary to reach 85%-90% of the present value of the asset. Average annual attrition rates vary by type of customer and range from 5%-10% per year with a weighted average

Emdeon Inc.

annual attrition rate of 6.2% when considering all types of customers. While the Company has no contracts with specified terms that equate to the amortization period, the estimated useful life reflects the period over which the Company is expected to benefit from the customer relationships.
     With respect to the Company’s consideration of an accelerated method of amortization, the Company has informed us that it cannot reliably determine the pattern in which the economic benefits of the intangible asset are realized. Accordingly, the Company, consistent with paragraph 12 of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, has applied the straight-line method of amortization.
Note 3. Business Combinations, page F-14
49.	Please expand to disclose the amount of goodwill by reportable segment and the amount of goodwill expected to be deductible for tax purposes. See SFAS 141, paragraph 52.
Response to Comment 49
     The registration statement has been revised in response to the Staff’s comment. Please see pages F-16, F-33 and F-34 of Amendment No. 1.
50.	It appears you relied on independent appraisers in determining the fair value of assets acquired and liabilities assumed in your acquisition of IXT Solutions. Please tell us the nature and extent of the involvement of the independent valuation expert in determining the fair values of assets acquired and liabilities assumed and whether the referenced third party is an expert within the meaning of the Securities Act. Please summarize the facts and circumstances supporting your conclusion and explain in detail why you are not required to name the independent valuation expert and file a consent required by Item 601(b)(23) of Regulation S-K. Also refer to Rule 436(b) of Regulation C.
Response to Comment 50
     The Company has deleted the reference to the independent appraiser noted in the registration statement. See page F-16 of Amendment No. 1.
51.	Please expand to disclose the reasons why the purchase price for IXT Solutions as well as the 2008 Transaction disclosed on page F-46 has not been finalized as required by SFAS 141, paragraph 51.
Response to Comment 51
     The Company has informed us that the purchase price allocations for each of the IXT Solutions acquisition and the 2008 Transaction have been finalized. The reference

Emdeon Inc.

to the allocations as “preliminary” has been removed from the registration statement. Please see pages F-16 and F-49 of Amendment No. 1.
Note 4. Allocations from HLTH in Predecessor Financial Statements, page F-16
52.	Please disclose the financing arrangements provided by HLTH to EBS and provide the additional disclosures discussed in the response to question 4 of SAB Topic 1B:1 or explain to us why the disclosure is not required.
Response to Comment 52
     The registration statement has been revised in response to the Staff’s comment. Please see pages F-17 and F-18 of Amendment No. 1.
Note 10. Long-Term Debt, page F-19
53.	We note certain of your subsidiaries are restricted from making distributions to you due to the terms of credit agreements. Please tell us what consideration you gave to providing condensed financial information of the registrant as set forth in Rules 4-08 and 12-04 of Regulation S-X. Also please disclose the amount of any retained earnings or net income restricted or free of restrictions.
Response to Comment 53
     The registration statement has been revised in response to the Staff’s comment to include the financial statement schedule required by Rules 4-08, 5-04 and 12-04 of Regulation S-X. Please see pages II-5 through II-7 of Amendment No. 1. The Company supplementally advises the Staff that, for fiscal 2006 and 2007, the entire amounts of retained earnings and net income were restricted.
Note 16. HLTH Stock-Based Compensation Plans, page F-22
54.	Please provide us with a schedule showing, in chronological order from the beginning of your most recently completed fiscal year to the most recent practicable date, the following information for each issuance of common units, preferred units, options to purchase preferred units and any other instrument that is convertible into common stock:
•	the date of each issuance;

•	a description of the instrument issued;

•	the number of units/options issued including the exercise terms;

•	the fair value of the underlying common stock on each issuance date;

•	a detailed description of how the fair value of the underlying share on each date was determined; and the amount of compensation

Emdeon Inc.

expense recorded in your financial statements associated with each issuance.
Note that in the absence of contemporaneous cash transactions with independent third parties or independent valuations we view the estimated initial public offering price as leading indicator of value of your stock in the months prior to the filing of an initial public offering. Accordingly, if your anticipated initial public offering price is more than the estimated fair value on which compensation expense was measured, in your response you should discuss and quantify the intervening economic events that occurred, operationally, financially and otherwise, between the issuance date and the date you filed your registration statement that caused an increase in the fair value of your stock. If applicable, provide us with details of any independent appraisals.
Finally, please provide us a time line of discussions, formal or informal, with underwriters in which possible ranges of company value were discussed and provide us with those ranges. We may have further comments after we review your response.
Response to Comment 54
     The Company has informed us that all equity instruments held by employees with respect to HLTH (the predecessor to the Company) had been fully vested, forfeited, or transferred back to HLTH Corporation as of December 31, 2007. As discussed in “Note 17—Equity-Based Compensation Plan” to the Company’s financial statements for the year ended December 31, 2007, the EBS Equity Plan, which pertains to EBS Master, was established in April 2007. In response to the Staff’s comment, the Company has provided the supplemental schedule and response included on Annex C to this letter.
55.	Please disclose the fair value of units vested under the EBS Equity Plan during the year ended December 31, 2007.
Response to Comment 55
     The registration statement has been revised in response to the Staff’s comment. Please see page F-24 of Amendment No. 1.
Notes to Consolidated Financial Statements, June 30, 2008
Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page F-41

Goodwill and Intangible Assets, page F-43
56.	We note the estimated useful life of trade names was increased from seven years as disclosed in the financial statements for the year ended December 31, 2007 on page F-11 to 20 years in your interim financial statements for the period ending June 30, 2008. We also note the significant increase in the account balance due to the purchase price allocation to trade names

Emdeon Inc.

associated with the 2008 Transaction. Please provide the disclosures required by SFAS 154, paragraph 22 or illustrate to us how you determined the effect of the change in estimate was not material.
Response to Comment 56
     The registration statement has been revised in response to the Staff’s comment. Please see page F-45 of Amendment No. 1.
Note 3. Business Combinations, page F-46
57.	Please disclose the weighted-average amortization period by major intangible asset class. Further please disclose the amount of goodwill expected to be deductible for tax purposes and the amount of goodwill by reportable segment as required by paragraph 52 of SFAS 141. If any portion of goodwill has not yet been allocated to a reporting unit at the date the financial statements are issued, that unallocated amount and the reasons for not allocating that amount shall be disclosed.
Response to Comment 57
     The registration statement has been revised in response to the Staff’s comment. Please see pages F-49, F-50 and F-56 of Amendment No. 1.
Note 5. Goodwill and Intangible Assets, page F-47
58.	Please provide disclosure of changes in goodwill during the periods presented in total and for each reportable segment. Refer to SFAS 142, paragraph 45.
Response to Comment 58
     The Company has informed us that the changes in goodwill that occurred during the six-month period ended June 30, 2008 were common to each reportable segment. The registration statement has been revised on page F-50 of Amendment No. 1 to cross reference the segment footnote where the amount of goodwill by reportable segment is disclosed.
Part II. Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page II-3
59.	Please file all required exhibits, such as the underwriting agreement and the legal opinion in a timely manner so that we may have time to review them before you request that your registration statement become effective.

Emdeon Inc.

Response to Comment 59
     The Company has informed us that it understands that all exhibits are subject to review by the Staff. Accordingly, the Company will file the remainder of exhibits in a subsequent pre-effective amendment.
Item 17. Undertakings, page II-4
60.	Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include those undertakings.
Response to Comment 60
     The Company believes that the undertakings set forth in Item 512(a) are not applicable to the registration of its securities under the registration statement. The Company notes that the prospectus in the registration statement is being filed in reliance on Rule 430A and, accordingly, does not believe that Rule 430C is applicable to such prospectus.
     In addition, the undertakings set forth in Item 512(a) only apply if the securities are being registered pursuant to Rule 415 under the Securities Act of 1933. Rule 415 applies when the securities are being registered for an offering to be made on a delayed or continuous basis in the future. The Company notes that the offering will not fall within Rule 415(a)(1)(ix), as it will be commenced promptly upon effectiveness of the registration statement and will not continue for a period in excess of 30 days. The underwriters over-allotment option must be exercised within 30 days from the date set forth on the cover page of the prospectus (which will be the date of effectiveness of the registration statement). The Company also notes that its registration of securities under the registration statement does not satisfy any of the other items enumerated in Rule 415(a)(1)(i)-(xi). For these reasons, the Company does not believe it is appropriate to revise the registration statement in response to the Staff’s comment.
* * * *
     If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3360 or John C. Kennedy at (212) 373-3025.

Sincerely,

/s/ Brett D. Nadritch
Brett D. Nadritch

cc:	Gregory T. Stevens, Esq.
Emdeon Inc.

Emdeon Inc.

Michael Kaplan, Esq.
Davis Polk & Wardwell

Annex A
Computation of Excess of Equity Contribution by the General Atlantic Equityholders
over Predecessor Basis

Equity Contribution by the General Atlantic Equityholders	$320,048
Divided by: Interests Purchased by the General Atlantic Equityholders	52%

Approximate Implied Fair Value of Interests Purchased	615,000
Add: Debt Issued	925,000

Approximate Fair Value	$1,540,000
Approximate Fair Value Attributable to the General Atlantic Equityholders	1,540,000	52%	$800,800
Book Value Attributable to Predecessor	871,863	48%	418,494

			1,219,294
Less: Debt Issued			925,000

Predecessor Basis of Equity			294,294
Fair Value of Equity			320,048

Excess of Fair Value over Predecessor Basis			$25,754

Annex B

1	Result of merger of EBS Acquisition II LLC with EBS Holdco I, LLC, a newly formed subsidiary of Emdeon Inc.

2	Result of merger of H&F Harrington Inc. with EBS Holdco II, LLC, a newly formed subsidiary of Emdeon Inc.

3	Does not reflect the adjustment of Grant Units held by the EBS Equity Plan Members into EBS Units nor the adjustment of EBS Phantom Awards into Class A common stock and restricted stock units, each of which will occur after the registration statement is declared effective.

The following table indicates the Principal Equityholders ownership interest in EBS Master LLC before the reorganization transactions and after the reorganization transactions that will take place prior to the effectiveness of the registration statement:

						C x D and B x
		A	B	C	D	D=E	F=A + E
	Pre Reorganization	Post Reorganization
		H&F					Total Direct
		Equityholders	GA	H&F	Emdeon Inc.		and
	Direct	Direct	Equityholders	Equityholders	Direct	Indirect	Indirect
	Ownership	Ownership	Ownership in	Ownership in	Ownership in	Ownership	Ownership
	in EBS Master	in EBS Master	Emdeon Inc.	Emdeon Inc.	EBS Master	in EBS Master	in EBS Master
H&F Capital Associates VI, LP	0.01%
H&F Capital Executives VI, LP	0.10%
HFCP VI Domestic AIV, LP	22.35%
H&F Harrington AIV I, LP	11.77%

Total H&F Equityholders	34.23%	22.58%		15.05%		11.65%	34.23%

Emdeon Inc.	52.00%				77.42%
EBS Acquisition II LLC	13.77%

Total GA Equityholders	65.77%		84.95%			65.77%	65.77%

Annex C

					Fair	Cumulative
		Grant		Exercise	Value per	Expense at
	Date of	Units	Exercise	Price per	Unit at	June 30,
	Grant	Issued	Terms	Unit	6/30/08	2008

Grant Units Issued*			5 year graded
	4/6/2007	3,140,000	vesting	$6.16	$8.79	$9,200,200

Grant Units Outstanding at December 31, 2007		3,140,000
Grant Units Issued			6 year graded
	5/21/2008	320,379	vesting	$12.17	$3.67	49,000

Grant Units Outstanding at June 30, 2008		3,460,379				$9,249,200

*	Net of forfeitures and repurchases of 64,000 and 16,000 Grant Units, respectively
Regarding the fair value of the grant units at the date of grant, as disclosed in “Note 17 —Equity Based Compensation Plan” to the Company’s financial statements for the period ended December 31, 2007, each of the Grant Units noted above are classified as liabilities in the Company’s balance sheet due to certain repurchase features. As a result, pursuant to Statement of Financial Accounting Standards No. 123(R), Share Based Payments, each of these grant units is remeasured at fair value at each balance sheet date. The fair value of each of the grant units at June 30, 2008 is summarized above.
The Company has estimated the fair value of the members’ equity of the Company as of June 30, 2008 using a probability-weighted analysis (i.e. the probability-weighted expected return method) of the present value of the returns afforded to members under two possible future scenarios for the Company: (1) the Company continues to operate as a private company (assumed probability of 10%), or (2) an initial public offering (IPO) is undertaken (assumed probability of 90%).
The Company has informed us that once the estimated price range for the Class A common stock to be sold in the Offering is determined, if such IPO price is greater than the estimated fair value used for equity grants, the Company will expand its disclosure to address each significant factor contributing to the difference between the fair value of its equity grants at the most recent grant date and the estimated IPO price of the Class A common stock.
In May 2008, the Company’s board of directors discussed the process that should be followed in order to begin the consideration of an initial public offering by the Company and authorized management to participate in meetings with potential investment bankers to discuss the prospects of an initial public offering and the possible timing thereof. Management and representatives of the board of directors began conducting these meetings in

July 2008. On September 3, 2008, the board of directors authorized the Company to file the registration statement. The Company has advised us that no formal pricing discussions have taken place. The Company will inform the Staff and complete its response to this comment once a price range has been determined.